Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: June 19, 2014

TO: TriQuint Employees

SUBJECT: Integration Update: HSR and OHI Results

We completed a couple of key steps in our integration journey this week and want to take a moment to share our progress. First, we passed an important U.S. regulatory milestone. We also reviewed the results of the Organizational Health Index (OHI) that many of you participated in to help measure the organizational health and analyze the cultures of both TriQuint and RFMD.

Hart-Scott-Rodino Waiting Period Expires

Tuesday we publicly announced that the waiting period under the Hart-Scott-Rodino (HSR) Act for the proposed merger has now expired, with no action taken by the Federal Trade Commission or the Department of Justice. This means that the proposed merger has now received antitrust clearance, which is an important milestone in obtaining regulatory approval.

The merger still requires antitrust approval from China’s Ministry of Commerce (MOFCOM). In addition, the registration statement on Form S-4 and related joint proxy statement/prospectus must be declared effective by the Securities and Exchange Commission, and the merger must be approved by TriQuint and RFMD shareholders. We will provide updates on these approvals as our journey continues.

Organizational Health Index (OHI) survey results

We initiated a cultural diagnostics analysis with both TriQuint and RFMD in April. The goal of the analysis is to understand the similarities and differences between the two cultures, and most importantly, to agree on how we can work together to build on our strengths and reconcile our differences to create a more successful combined company.

As part of the analysis, we conducted a survey with ~80 members of the combined TriQuint-RFMD integration team. We then conducted targeted one-on-one interviews with 34 leaders and subject matter experts across both organizations. At the same time, we implemented the broader employee survey on organizational health. This Organizational Health Index (OHI) survey was distributed to over 4,600 employees at both companies, across various functions, business units and geographies.

Here are some of the key findings that these surveys and interviews revealed:

■	TriQuint and RFMD are both independently healthy companies

–	Both scored in the top quartile (top 25%) on overall health compared to peers in the semiconductor industry

–	Both share a strong entrepreneurial spirit and a “can-do” attitude

–	Both are seen to be highly responsive to customers, and employees indicate an increasing desire to take on leadership positions with key customers

–	Both have significant overlap between current and desired values, and interest in closing the gap

Our combined leadership team is now working on a plan to bring our two healthy companies together while setting a high aspiration for NewCo’s own unique culture. In the coming weeks, our Integration Steering Committee members will identify cultural goals for NewCo to pursue and corresponding initiatives to achieve them.

In August, all of Bob Bruggeworth’s future direct reports as well as their direct reports (two levels below Bob as NewCo CEO) will meet to discuss how we can tailor and implement these cultural initiatives within each NewCo function, business unit and geography.

We hope this gives you more insight into the steps we are taking to successfully integrate and to foster a common culture for NewCo. A healthy culture is one of the most critical characteristics for achieving success as a combined company, and our goal is to communicate a clear direction for NewCo’s culture as we move closer to completion of our merger.

As always, remember to visit the Integration Matters SharePoint site if you have questions about the integration. You can submit your own questions one of three ways:

1.	Post anonymously via the Integration Matters web form

2.	Email us at IntegrationMatters@tqs.com

3.	Ask your manager or local HR representative

We may not be able to answer all of your questions due to legal requirements, but we will answer as many as possible and will regularly update the FAQ list. We will continue to share what we know when we know it.

Thank you for your continued hard work toward the success of our combined company and this integration. We look forward to sharing additional updates and milestones along our exciting journey together.

Sincerely,

Ralph Quinsey

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting

Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.

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